UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

April 21, 2021

Via E-mail
Anthony Sfarra
President
Wells Fargo Commercial Mortgage Securities, Inc.
c/o Wells Fargo Bank, National Association
9062 Old Annapolis Road
Columbia, MD 21045

Re: BANK 2019-BNK16
Wells Fargo Commercial Mortgage Trust 2017-C38
Wells Fargo Commercial Mortgage Trust 2017-C39
Forms 10-D and ABS-EE for the Monthly Distribution Period Ended November 18, 2020
Filed December 2, 2020
File Nos. 333-226486-03, 333-206677-16 and 333-206677-17

Dear Mr. Sfarra:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief
Office of Structured Finance

cc: Troy Stoddard, Wells Fargo
David Burkholder, Cadwalader, Wickersham & Taft LLP